Frank M. Placenti
Direct: (602) 364-7451
fmplacenti@bryancave.com

May 4, 2005

VIA EDGAR CORRESPONDENCE, FACSIMILE AND U.S. MAIL

Mr. Joel Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re:	VistaCare, Inc. Form 10-K for the transition period ending September 30, 2004 File No. 0-50118

Dear Mr. Parker:

     On behalf of our client, VistaCare, Inc. (the “Company”), this letter responds to a comment letter received on April 27, 2005, regarding the above-referenced filing. Pursuant to our conversation on May 2, 2005, this letter is being faxed to you, will be sent by U.S. mail and is being filed on EDGAR, tagged as “correspondence”, as instructed in your comment letter.

     We note that your comment letter seeks a response within fifteen business days. As discussed with you on May 2, 2005, given the timing of the comment letter, the Company is seeking an extension of this fifteen day period. As you know, the Company must file its Form 10-Q for the quarter ended March 31, 2005, by May 10, 2005. Because the Company and its independent registered public accounting firm are focused on this filing, the Company will not be able file an amended Form 10-K within fifteen business days. However, the Company is attempting to implement relevant portions of your comments into the Form 10-Q to be filed by May 10, 2005.

     Soon after this Form 10-Q is filed, the Company will contact you to discuss whether the disclosure satisfies the comment and whether an amendment to the Form 10-K would still be required. The Company expects to contact you by May 31, 2005.

Mr. Joel Parker
May 3, 2005

     The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings with the Securities and Exchange Commission (“SEC”). The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

     If you have any questions about this letter, please contact Michael McCoy of Bryan Cave LLP at (602) 364-7176 or myself at (602) 364-7451.

Very truly yours,

Frank M. Placenti

cc:	Stephen Lewis, General Counsel, VistaCare, Inc. Jon Steging, Interim Chief Financial Officer, VistaCare, Inc.